SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

Grupo Elektra Announces Record Net Income
of Ps. 671 Million for 4Q04, up 57% YoY,
and Ps. 1.9 Billion in 2004, up 60% YoY

-- Record EBITDA of Ps. 1.3 Billion for 4Q04, up 21% YoY,
and Ps. 4.1 Billion for 2004, up 13% YoY --

-- Banco Azteca’s Customer Deposits Grew 13% QoQ to Ps. 17.4 Billion
and Gross Credit Portfolio Increased 19% QoQ to Ps. 11.3 Billion --

Highlights

  Grupo Elektra’s consolidated EBITDA reached Ps. 1.3 billion in 4Q04, a 21.4% YoY increase from Ps. 1.0 billion in 4Q03, and a record for a fourth quarter. For 2004, EBITDA was Ps. 4.1 billion, a 13.1% YoY increase from Ps. 3.6 billion in 2003.

  Consolidated revenues increased 23.4% YoY from Ps. 6.5 billion in 4Q03 to Ps. 8.0 billion in 4Q04 and 20.5% YoY from Ps. 21.8 billion in 2003 to Ps. 26.3 billion in 2004, due to a good performance of our store formats, an outstanding turnaround of our operations in Latin America, better-than-expected performance of our bank operations, and very encouraging results from our two newest businesses: Afore Azteca and Seguros Azteca.

  Merchandise sales for 4Q04 rose 7.4% YoY to Ps. 5.2 billion from Ps. 4.8 billion in 4Q03. For 2004, merchandise sales increased 10.6% YoY, from Ps. 15.9 billion to Ps. 17.7 billion. In both cases, these increases result from our new, remodeled and relocated stores; new products and services offered in our stores; our effective and competitive promotional strategies implemented during the holiday season and throughout the year; and longer credit payment terms, amongst other.

  Banco Azteca’s customer deposits grew 12.9% QoQ to Ps. 17.4 billion from Ps. 15.4 billion in 3Q04. Our deposits continue to fully fund our gross credit portfolio of Ps. 11.3 billion in 4Q04, which was up 19.4% QoQ from Ps. 9.5 billion in 3Q04.

  On October 20, Grupo Elektra together with Banco Azteca launched the Empresario Azteca program and the Asociación del Empresario Azteca to finance and assist potential entrepreneurs in starting up or expanding small businesses.

Financial Highlights:

Ps. Million			Change				Change
	4Q03	4Q04	$	%	2003	2004	$	%
Consolidated Revenues	6,505	8,028	1,523	23.4%	21,845	26,315	4,469	20.5%
Gross Profit	3,009	3,521	512	17.0%	9,645	11,620	1,975	20.5%
EBITDA	1,081	1,312	231	21.4%	3,629	4,106	477	13.1%
Net Income	428	671	243	56.8%	1,202	1,917	715	59.5%
EPS (pesos per share)	1.79	2.82	1.03	57.7%	5.02	8.06	3.04	60.5%
EPS (US$ per ADR) *	0.64	1.01	0.37	57.7%	1.80	2.89	1.09	60.5%
* Ps. 11.15 per US$

Mexico City, February 16, 2005 – Grupo Elektra S.A. de C.V. (BMV: ELEKTRA*; NYSE: EKT; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the fourth quarter and full year of 2004.

Javier Sarro, CEO of Grupo Elektra said, “Congratulations go to all of our talented employees from both our retail and financial divisions for delivering double-digit revenue and EBITDA growth for the year and for an excellent job in meeting our customers’ needs. Our store improvements and expansions throughout all our formats with added goods and services are a sound foundation for growth in 2005. We are bullish on 2005 as we continue to deliver valued-added merchandise and financial products and services to the vast majority of the population in Mexico and other Latin American countries where we operate.”

“We have a lot to celebrate in our second anniversary,” said Carlos Septién, CEO of Banco Azteca. “It has been two years of intense effort that has yielded concrete results. Not only have we greatly expanded our product offering, but also our customer base and the number of bank branches to serve them. We send our warmest thanks to all of our employees that are making the dream of bringing quality services to a once “unbankable” segment of the population. We look forward to repeating this success in 2005.” Mr. Septién concluded.

Rodrigo Pliego, Grupo Elektra’s Chief Financial Officer, commented “Our results during the past year clearly demonstrate our efforts to improve profitability. Early on 2004, we took a major step in calling our Senior Notes issued in US dollars and refinancing them with peso debt. The savings in financial expenses is clear, as are the results of our store expansion program. For 2005, we will continue improving our operating leverage, and expect the results to be evident in our EBITDA for the year.”

4Q04 and 2004 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 23.4% YoY from Ps. 6.5 billion in 4Q03 to Ps. 8.0 billion in 4Q04, the highest level reached in a fourth quarter. This result is explained by a solid 74.4% increase YoY in financial revenues from Banco Azteca, from Ps. 1.2 billion in 4Q03 to Ps. 2.1 billion in 4Q04; continued growth of merchandise sales, which increased 7.4% YoY from Ps. 4.8 billion in 4Q03 to Ps. 5.2 billion in 4Q04; and a 12.6% YoY growth in money transfer revenues from Ps. 210.1 million in 4Q03 to Ps. 236.6 million in 4Q04.

Merchandise sales growth was consistent across Elektra and Bodega de Remates formats, with YoY increases of 9.5% and 2.0%, respectively; and a 6.8% decrease in the Salinas y Rocha format due to stores closed over the year. Growth was buoyed by new, relocated and remodeled stores; the addition of new merchandise including motorcycles, scooters and mopeds; LCD, HDTV and plasma televisions; and cellulars with PDA technology; as well as our Empresario Azteca program. In addition, our newest store format Elektricity is starting to show encouraging results. Finally, we are also reaping the benefits of our continued aggressive pricing and promotional strategies, and our door-to-door sales initiative.

Increases in Banco Azteca’s financial income are largely due to greater credit availability and streamlined processing of credit applications at our stores and other channels; higher limits on personal loans; longer credit terms for our weekly payments credit programs: and the success of our mobile sales force (Comercializadora) in attracting new customers.

Lastly, other income includes Milenia, our extended warranties services; and revenues from Afore Azteca and Seguros Azteca. In this revenue line, the 114.3% YoY increase is explained by very encouraging results registered from our two newest business units.

Consolidated Revenues

Ps. Million			Change				Change
	4Q03	4Q04	$	%	2003	2004	$	%
Total Revenues	6,505	8,028	1,523	23.4%	21,845	26,315	4,469	20.5%
Merchandise	4,845	5,206	361	7.4%	15,982	17,682	1,700	10.6%
Money Transfer	210	237	26	12.6%	743	893	149	20.1%
Banco Azteca	1,246	2,148	902	72.4%	3,262	6,904	3,642	111.6%
Other	204	437	233	114.3%	1,858	836	(1,022)	(55.0%)

Total consolidated revenues for 2004 increased 20.5% YoY to Ps. 26.3 billion from Ps. 21.8 billion in 2003. Merchandise sales for the year grew 10.6% to Ps. 17.7 billion from Ps. 16.0 billion in 2003 as revenue from our store formats Elektra, Salinas y Rocha and Bodega de Remates grew YoY 11.7%, 1.8% and 7.6%, respectively. Revenues from Banco Azteca increased 111.6% YoY to Ps. 6.9 billion from Ps. 3.3 billion in 2003. Money transfer revenues grew 20.1% YoY, from Ps. 743.1 million in 2003 to Ps. 892.5 million in 2004. Lastly, other income revenues decreased 55.0% YoY to Ps. 835.6 million from Ps. 1.9 billion in 2003. The decrease is due to the fact that at the end of 2003, there was still a balance left from our credit operations granted before October 30, 2002, thus making the base of comparison higher when compared to 2004.

EBITDA and Operating Profit

Consolidated EBITDA was a record for a fourth quarter as it increased 21.4% YoY, from Ps. 1.1 billion in 4Q03 to Ps. 1.3 billion in 4Q04. EBITDA growth is largely attributable to increased consolidated revenues and gross profit, despite a 15.3% increase YoY in selling, general and administrative expenses. The increase in operating expenses was mainly a result of the compensation based on contribution of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, the amortization of preoperative expenses during the quarter from our two new businesses units, Afore Azteca and Seguros Azteca, hiring and training of new employees for our new stores and financial division business units, our door-to-door sales force for retailing, the mobile sales force of the financial division, and expenses associated with our store and bank branch expansion program. This is reflected in the 15.6% YoY increase in headcount, from 24,328 employees at the end of 4Q03 to 28,121 employees in 4Q04.

Operating income increased by 0.5% YoY as depreciation and amortization expenses increased 92.3% YoY. This increase is attributable to the growth in fixed assets in both the retail and financial division due to our expansion, remodeling and relocation plans.

EBITDA & Operating Profit

Ps. Million			Change				Change
	4Q03	4Q04	$	%	2003	2004	$	%
EBITDA	1,081	1,312	231	21.4%	3,629	4,106	477	13.1%
Operating Profit	863	868	5	0.5%	2,576	2,890	314	12.2%

Consolidated EBITDA for 2004 was also a record high at Ps. 4.1 billion, 13.1% above the Ps. 3.6 billion of 2003. Notwithstanding an increase in operating expenses of 24.8% YoY, from Ps. 6.0 billion to Ps. 7.5 billion in 2004, operating income grew 12.2% YoY to Ps. 2.9 billion from Ps. 2.6 billion in 2003. Depreciation and amortization expenses increased 16.0% over the same period due to equipment purchased for our new and remodeled or relocated stores and our new bank branches opened YoY.

Net Income

Our solid operating performance, coupled with a 63.0% YoY decrease in the comprehensive cost of financing, as well as a Ps. 55.0 million gain from our equity participation in Comunicaciones Avanzadas, led to record net income of Ps. 670.7 million in 4Q04, 56.8% higher than the Ps. 427.9 million net income of 4Q03.

Consolidated record net profit for the full year was Ps. 1.9 billion, 59.5% YoY higher than the net profit reported in 2003 of Ps. 1.2 million. Our participation in Comunicaciones Avanzadas resulted in a gain of Ps. 72.5 million in 2004.

Net Income

Ps. Million			Change				Change
	4Q03	4Q04	$	%	2003	2004	$	%
Total Net Income	428	671	243	56.8%	1,202	1,917	715	59.5%
EPS ( Peso Per Share )1	1.79	2.82	1.03	57.7%	5.02	8.06	3.04	60.5%
EPS (US$ Per ADR)1*	0.64	1.01	0.37	57.7%	1.80	2.89	1.09	60.5%
1 Calculation based on 239,378,000 Elektra* (59,845,000 ADR equivalent)
weighted average at December 31, 2003 and 237,957,000 Elektra*
(59,489,000 ADR equivalent) weighted average outstanding at December 31, 2004
*Ps. 11.15 per US$

Retail Division Highlights

During 2004, Grupo Elektra opened 100 new Elektra stores in Mexico, 11 new Elektra stores in Latin America, and relocated or remodeled another 53 Elektra stores in Mexico, Guatemala and Honduras. Also through the year, we closed 12 Salinas y Rocha stores and 5 Bodega de Remates stores that did not meet our profitability standards.

In addition, during the quarter we operated 34 stores under our new Elektricity store fromat, which targets a higher income segment of the population than previously served by Grupo Elektra by offering high-tech electronics and other brands not currently offered in our other store formats.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing excellent results. During the 4Q04, revenues and gross profits in this region registered YoY increases of 47.3% and 35.2%, respectively. For 2004, revenues and gross profit grew by 47.8% and by 43.1% YoY, respectively.

Finally, during the fourth quarter, Grupo Elektra launched the Empresario Azteca program and the Asociación del Empresario Azteca in conjunction with Banco Azteca to finance, assist and help entrepreneurs who are looking to start up or to expand small businesses. This program and its association aim to help strengthen Mexico’s economic growth by nurturing small businesses throughout the country. Empresario Azteca is comprised of three pillars:

1. The financing of working capital needs and equipment purchases through Banco Azteca;
2. The procurement capabilities and extensive store network of Grupo Elektra; and
3. The Asociación del Empresario Azteca to provide support, assistance and consulting to all its members.

Other highlights in the Retail Division include:

Dinero Express, our intra-Mexico electronic money transfer business, continues with excellent results from its successful marketing efforts. These are reflected in an increase in revenues of 24.3% YoY to Ps. 109.3 million in the 4Q04 from Ps. 87.9 million in the 4Q03. Also during the quarter, we transferred the equivalent of Ps. 1.6 billion through 1.4 billion transactions, representing YoY increases of 47.2% and 37.3%, respectively. For the year, revenues increased 29.6% to Ps. 388.6 million from Ps. 299.8 million in 2003. This result was led by increases in the amount transferred and number of transactions of 43.5% and 35.1% YoY, respectively.

Revenues from our agency relationship with Western Union increased 4.1% YoY to Ps. 127.3 million in the 4Q04 from Ps. 122.3 million in the 4Q03. Revenues were boosted by a 28.2% growth in the number of transfers and by a 41.9% growth in the amount transferred. We have further strengthened our relationship with Western Union and now offer electronic money transfer service from Mexico to the US and the rest of the world. For the year, revenues increased 13.7% to Ps. 504.0 million from Ps. 443.3 million in 2003. During the same period, the amount transferred and the number of transactions increased by 42.1% and by 28.0%, respectively.

Banco Azteca

On October 30, 2004, Banco Azteca celebrated two years of offering banking products and services to the vast majority of the Mexican population, as well as outstanding results beyond our expectations in many areas. The synergies created between the retail and financial divisions have made Banco Azteca the fastest growing bank in Mexico.

For 4Q04, Banco Azteca reported net income of Ps. 36.0 million, 67.6% lower than the net income of Ps. 111.0 million for 4Q03. The 74.4% YoY increase in financial revenues was offset by interest expense on deposits and funding, loan-loss provisions, and operating expenses.

In addition, Banco Azteca launched “Comercializadora” or mobile sales force that has the mandate to attract new customers and companies for Banco Azteca and also provides services to Seguros Azteca and Afore Azteca.

During 4Q04, Grupo Elektra made a Ps. 410.0 million infusion into Banco Azteca, which shareholder’s equity reached Ps.1,046.0 million. This is attributable to the excellent performance and growth achieved by Banco Azteca, above expectations.

As of December 31, 2004, the estimated capitalization index of Banco Azteca was 11.2%, compared to 10.9% on September 30, 2004, and 11.3% on December 31, 2003. All the figures exceed the 8.0% minimum capitalization index required by Mexican regulators.

For 4Q04, the average funding cost of Banco Azteca was 3.8%, 30 basis points higher when compared to the average funding mix registered in 3Q04, and 60 basis points above the cost reported in 4Q03. The YoY increase in the funding cost is explained by the 2.3 times growth of deposits in Inversion Azteca from Ps. 5.0 billion in 2003 to Ps. 11.8 billion in 2004.

Credimax Consumo (Consumer Loans) and Credimax Efectivo (Personal Cash Loans) Combined Credit Portfolio.

As of December 31, 2004, Credimax Consumo and Credimax Efectivo continued to be our two main financing products as they accounted for 72.3% of our total gross loan portfolio. During the quarter we launched the student loan product for undergraduate studies at the Universidad ICEL (Credimax Estudiantil) and Credimax Empresario Azteca in connection with the launching of Empresario Azteca. Going forward, we will continue pilot-testing different credit products and cautiously analyzing the risks associated with them in our efforts to continue expanding our array of credit products for our customers.

At the end of 4Q04, we had a total of 4.1 million active accounts, representing a 13.9% QoQ increase from the 3.6 million accounts in 3Q04 and a 36.7% YoY increase over the same period of last year. The gross loan portfolio increased 19.4% QoQ, reaching Ps. 11.3 billion from Ps. 9.5 billion at the end of 3Q04. Our gross credit portfolio grew 100.9% YoY from Ps. 5.6 billion in 4Q03. The average term of the combined credit portfolio at the end of the 4Q04, was 54 weeks, representing an increase of 3 weeks when compared to 4Q03 and flat when compared to 3Q04. Personal loans represented 16.4% of the gross credit portfolio at the end of 4Q04, showing 70 basis points decrease when compared to 17.1% at the end of 3Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, about 98% as of December 31, 2004.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

Net deposits increased 12.9% QoQ, from Ps. 15.4 billion in 3Q04 to Ps. 17.4 billion in 4Q04, and they increased 100.2% YoY the net deposits of 4Q03. Over the quarter, the total number of accounts rose by approximately 600,000 to 5.6 million.

Afore Azteca

For 4Q04, Afore Azteca reported a net loss of Ps. 24.2 million from a net income of Ps. 3.2 million for 4Q03. YoY, net income for 2004 increased to Ps. 11.0 million from a net loss of Ps. 10.0 million registered in 2003. This result is mainly attributable to the amortization of Ps. 29.0 million of preoperating expenses during the quarter. On a proforma basis, excluding the amortization of these expenses, Afore Azteca would have registered a net income of Ps. 5.0 million during 4Q04, and Ps. 40.0 million during 2004

As of December 31, 2004, Siefore Azteca reached Ps. 2.7 billion in net assets under management, a 31.9% increase over the previous quarter, and yielded a 7.65% return in the 4Q04, 71 basis points above the average rate of the industry of 6.94% and 41 basis points above the previous quarter.

The number of affiliates reached 79,500 and the number of assignees was 743,000, both as of December 31, 2004. YoY, the affiliate base increased 84.3% mainly because of transfers among the Afore system in Mexico and by the CONSAR (National Commission of the Retirement Fund System) that took place during the year. These new affiliates were distributed among the three Afores of the system that charge the lowest commissions.

New regulation in the Afore business related to the affiliate base was approved at the end of 2004. Starting 2005, an affiliate can move to a cheaper Afore at any time he or she wants but if he or she wants to move to a more expensive one, he or she has to wait at least one year as it was restricted for everybody in the former law. This new criteria applies for both workers assigned by Banco de Mexico and transfers among the Afore system. Afore Aztea is ranked as the second most affordable Afore in the system and both, this new law and our “Comercializadora” mobile-sale force initiative, will enhance the opportunity to increase our affiliate base.

Seguros Azteca

During the fourth quarter, Seguros Azteca showed a strong performance, as about 75% of customers acquired term life insurance along with either a consumer or personal loan from Banco Azteca. As a result of this success, we increased the weekly premiums up to Ps. 15 and Ps. 20 to acquire a Vidamax life insurance policy, thus increasing the benefit for customers in case of natural or accidental death. Finally, also during the quarter, Seguros Azteca started to pilot-test its Vidamax life insurance policy on financed purchases of mobile phone products sold at our stores.

For 4Q04, Seguros Azteca recorded positive net income for the third quarter in a row, with Ps. 4.5 million, reaching Ps. 9.0 million for 2004. Net income for 4Q04 was 52.2% lower than the Ps. 6.8 million from the previous quarter. This is largely attributable to the amortization of Ps. 28.0 million of preoperating expenses during the quarter. On a proforma basis, excluding the amortization of these expenses, Seguros Azteca would have registered a net income of Ps. 32.5 million during 4Q04, and Ps. 36.0 million for 2004.

Seguros Azteca will continue pilot testing other insurance products in line with the products and services offered by Banco Azteca.

Financial Condition (Consolidated Balance Sheet)

To continue maintaining clarity in regards to our consolidated balance sheet, in the following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 13.4 billion in 4Q04 from Ps. 7.5 billion in 4Q03, comprised of Ps. 4.6 billion from the retail division and Ps. 8.8 billion from Banco Azteca. The retail division cash and equivalents registered an increase of 10.0% YoY when compared to 4Q03. Cash and equivalents from the Financial Division increased 160% or by Ps. 5.4 billion over the same period a year ago.

Banco Azteca’s gross credit portfolio increased 100.9% YoY to Ps. 11.3 billion in 4Q04 from Ps. 5.6 billion at the end of 4Q03. The retail division’s customer accounts receivables, now comprised only from our credit operations in Latin America, is starting to show encouraging results as they increased 36.8% YoY to Ps. 568.4 million in 4Q04 from Ps. 415.5 million in 4Q03.

At the end of 4Q04, total debt with cost at the retail division was Ps. 3.7 billion, 7.9% lower when compared to Ps. 4.0 billion at the end of 4Q03, and 4.2% lower when compared to Ps. 3.9 billion of 3Q04. Net debt at the retail division decreased YoY, from negative Ps. 138.1 million in 4Q03 to negative Ps. 868.9 million in 4Q04.

For 4Q04, total net deposits for Banco Azteca increased 12.9% QoQ to Ps. 17.4 billion from Ps. 15.4 billion at the end of 3Q04. Year-over-year, deposits increased 100.2% from Ps. 8.7 billion in 4Q03.

Consolidated equity grew 31.4% YoY, from Ps. 6.4 billion in 4Q03 to Ps. 8.4 billion in 4Q04, largely as a result of the 57.0% YoY increase in net income.

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

  Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
  We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
  EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
  We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.
  We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America's leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores and over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through its Banco Azteca branches located within its stores and in other channels. Banking and financial services include consumer credit, personal loans, money transfers, extended warranties, savings accounts, term deposits, pension-fund management and insurance.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal	Samantha Pescador
Director of Finance & IR	Head of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822	Fax. +52 (55) 1720-7822	Fax. +52 (55) 1720-7822
egalindez@elektra.com	rvillarreal@elektra.com	spescador@elektra.com

	GRUPO ELEKTRA, S.A. DE C.V. Y SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2004 PURCHASING POWER
	4Q03		4Q04		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	74%	4,845.1	65%	5,206.0	360.9	7%
Money Transfer Revenue	3%	210.1	3%	236.6	26.4	13%
Banco Azteca Income	18%	1,187.6	26%	2,071.4	883.8	74%
Banco Azteca Other Income	1%	58.1	1%	76.5	18.4	32%
Other Income	3%	204.1	5%	437.4	233.3	114%

Total Revenues	100%	6,505.1	100%	8,027.9	1,522.8	23%

Cost of Merchandise Sold	51%	3,347.0	48%	3,817.9	471.0	14%
Interest Expense on Funding Money Transfers	0%	1.9	0%	3.3	1.5	79%
Banco Azteca Cost	2%	143.5	6%	508.0	364.5	254%
Other Costs	0%	3.7	2%	177.3	173.6	4751%

Total Cost	54%	3,496.0	56%	4,506.5	1,010.6	29%

Gross Profit	46%	3,009.1	44%	3,521.4	512.2	17%

Selling, General & Administrative Expenses	29%	1,912.8	27%	2,205.3	292.5	15%
Depreciation and Amortization	4%	233.2	6%	448.5	215.2	92%

Operating Expenses	33%	2,146.0	33%	2,653.8	507.8	24%

Operating Income	13%	863.1	11%	867.6	4.5	1%

EBITDA *	17%	1,080.9	16%	1,312.1	231.3	21%

Comprehensive Cost of Financing:
Interest income	3%	192.8	2%	150.4	(42.4)	-22%
Interest expense	-3%	(222.8)	-2%	(132.8)	90.0	-40%
Foreign exchange gain	0%	30.4	-1%	(107.3)	(137.7)	-453%
Monetary gain	1%	80.9	1%	108.1	27.1	33%

	1%	81.3	0%	18.3	(63.0)	-77%

Income before taxes	15%	944.4	11%	885.9	(58.5)	-6%

Provision for taxes	-5%	(296.7)	-3%	(269.8)	26.9	-9%

Equity in income of affiliates	-3%	(218.6)	1%	55.0	273.6	-125%

Minority stockholders	0%	(1.2)	0%	(0.4)	0.8	-67%

Income of majority stockholders	7%	427.9	8%	670.7	242.8	57%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. Y SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2004 PURCHASING POWER
	4Q03		4Q04		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	73%	15,981.8	67%	17,682.0	1,700.1	11%
Money Transfer Revenue	3%	743.1	3%	892.5	149.4	20%
Banco Azteca Income	14%	3,081.4	25%	6,656.3	3,574.9	116%
Banco Azteca Other Income	1%	181.1	1%	248.2	67.2	37%
Other Income	9%	1,858.0	3%	835.629	(1,022.4)	-55%

Total Revenues	100%	21,845.4	100%	26,314.7	4,469.2	20%

Cost of Merchandise Sold	52%	11,308.2	49%	12,852.3	1,544.0	14%
Interest Expense on Funding Money Transfers	0%	7.9	0%	11.1	3.3	42%
Banco Azteca Cost	3%	694.4	6%	1,562.1	867.7	125%
Other Costs	1%	190.0	1%	269.3	79.3	42%

Total Cost	56%	12,200.5	56%	14,694.8	2,494.3	20%

Gross Profit	44%	9,645.0	44%	11,619.9	1,974.9	20%

Selling, General & Administrative Expenses	28%	6,015.8	29%	7,508.3	1,492.5	25%
Depreciation and Amortization	5%	1,053.2	5%	1,221.4	168.2	16%

Operating Expenses	32%	7,069.0	33%	8,729.7	1,660.7	23%

Operating Income	12%	2,576.0	11%	2,890.2	314.2	12%

EBITDA *	17%	3,629.0	16%	4,105.7	476.7	13%

Comprehensive Cost of Financing:
Interest income	1%	305.6	1%	237.9	(67.7)	-22%
Interest expense	-4%	(844.6)	-3%	(789.3)	55.3	-7%
Foreign exchange (loss) gain	-1%	(213.1)	0%	(65.9)	147.1	-69%
Monetary gain	1%	135.2	1%	139.7	4.6	3%

	-3%	(616.9)	-2%	(477.5)	139.3	-23%

Income before taxes	9%	1,959.1	9%	2,412.7	453.6	23%

Provision for taxes	-2%	(532.8)	-2%	(568.2)	(35.4)	7%

Equity in income of affiliates	-1%	(221.7)	0%	72.5	294.1	-133%

Minority stockholders	0%	(2.9)	0%	(0.1)	2.8	-96%

Income of majority stockholders	6%	1,201.7	7%	1,916.8	715.1	60%

Last Twelve Months EBITDA		3,629.0		4,105.7	476.7	13%

Last Twelve Months Net Income		1,201.7		1,916.8	715.1	60%

* EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

	GRUPO ELEKTRA, S.A. DE C.V. Y SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2004 PURCHASING POWER
	4Q03		4Q04		Change

CONSOLIDATED BALANCE SHEET

Cash	17%	4,281.8	16%	6,064.2	1,782.4	42%

Marketable Securities	13%	3,266.1	19%	7,319.1	4,053.0	124%
Repurchase Agreements: Debit	0%		0%	-	-	n.a.

Securities and Derivatives Operations	13%	3,266.1	19%	7,319.1	4,053.0	124%

Commercial Loans	0%	8.6	8%	3,080.0	3,071.4	n.a.
Consumer Loans	22%	5,468.0	21%	7,915.8	2,447.8	45%
Mortgage Loans	0%	2.3	0%	49.4	47.1	2081%

Performing Loan Portfolio	22%	5,478.9	29%	11,045.2	5,566.3	102%
Commercial Loans	0%		0%	8.1	8.1	n.a.
Consumer Loans	1%	149.6	1%	256.2	106.6	71%

Past-due loans	1%	149.6	1%	264.3	114.7	77%

Gross Loan Portfolio	22%	5,628.5	30%	11,309.5	5,681.0	101%

Excess of Allowance for Doubtful Accounts	1%	330.5	2%	579.9	249.5	75%

Total Net Customers Banco Azteca	21%	5,298.0	28%	10,729.6	5,431.6	103%

Customers Grupo Elektra	2%	415.5	1%	568.4	152.9	37%

Other Current Assets Grupo Elektra	5%	1,353.5	5%	1,847.0	493.4	36%
Other Current Assets Banco Azteca	1%	168.1	1%	338.0	169.9	101%
Other Current Assets Seguros Azteca	0%		0%	52.6	52.6	n.a.

Inventory	13%	3,295.3	10%	3,697.2	401.9	12%

Current assets	72%	18,078.4	81%	30,616.0	12,537.6	69%

Investment in Shares	4%	885.6	2%	812.6	(72.9)	-8%
Goodwill	6%	1,432.4	2%	760.5	(671.9)	-47%
Fixed Assets Grupo Elektra	15%	3,674.6	11%	4,237.8	563.2	15%
Fixed Assets Banco Azteca	2%	498.1	3%	1,010.0	511.9	100%
Other Assets	2%	597.0	1%	545.3	(51.7)	-9%

TOTAL ASSETS	100%	25,166.1	100%	37,982.2	12,816.1	51%

Demand Deposits	35%	8,708.7	46%	17,433.7	8,725.0	100%
Time Deposits	0%	-	0%	-	-	n.a.

Deposit Savings and Money Market	35%	8,708.7	46%	17,433.7	8,725.0	100%

Short-Term Bank Debt Grupo Elektra	3%	736.0	3%	1,016.6	280.6	38%
Short-Term Bank Debt Banco Azteca	0%	-	0%	-	-	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	27.0	0%	73.0	46.0	170%

Short-Term Liabilities with Financial Cost	3%	763.0	3%	1,089.6	326.5	43%

Suppliers	13%	3,260.0	12%	4,428.4	1,168.4	36%
Other Short-Term Liabilities	6%	1,395.1	3%	1,247.5	(147.6)	-11%

Short-Term Liabilities without Financial Cost	18%	4,655.1	15%	5,675.9	1,020.8	22%

Short-Term Liabilities	56%	14,126.8	64%	24,199.2	10,072.4	71%

Repurchase Agreements: Credit	0%	1.4	0%		(1.4)	-100%
Unassigned Securities for Liquidation	0%	2.3	0%	-	(2.3)	-100%
Securities to Deliver in Borrowing Operations	0%	-	0%	-	-	n.a.

Securities and Derivatives Operations	0%	3.7	0%	-	(3.7)	-100%

Long-Term Bank Debt Grupo Elektra	13%	3,248.6	7%	2,600.0	(648.6)	-20%
Long-Term Bank Debt Banco Azteca	0%		0%		-	n.a.
Capitalized Lease Obligations Grupo Elektra	0%	2.2	0%	-	(2.2)	-100%

Long-term Liabilities with Financial Cost	13%	3,250.8	7%	2,600.0	(650.8)	-20%

Long-term Liabilities Without Financial Cost	5%	1,360.9	9%	3,360.4	1,999.5	147%

TOTAL LIABILITIES	74%	18,742.2	79%	30,159.6	11,417.4	61%

Stockholders' Equity	26%	6,423.9	21%	7,822.6	1,398.7	22%

LIABILITIES + EQUITY	100%	25,166.1	100%	37,982.2	12,816.1	51%

	GRUPO ELEKTRA, S.A. DE C.V. Y SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2004 PURCHASING POWER
	4Q03	4Q04	Change

CONSOLIDATED BALANCE SHEET

CREDIT PORTFOLIO :
Gross Credit Portfolio	6,448.7	12,512.1	6,063.4	94%
- Charge offs ( more than 90 days past due )	(301.8)	(585.9)	(284.2)	94%

NET CREDIT PORTFOLIO	6,147.0	11,926.2	5,779.2	94%

- Excess of Allowance for Doubtful Accounts	(433.4)	(628.1)	(194.7)	45%

NET CREDIT PORTFOLIO IN BALANCE SHEET	5,713.6	11,298.1	5,584.5	98%

Number of Active Credit Accounts	2,876,508	4,593,732	1,717,224	60%
Average Balance per Client	2.242	2.724	0.482	21%

Credit Portfolio by Term
13 Weeks	1%	1%
26 Weeks	9%	6%
39 Weeks	21%	11%
53 Weeks	36%	44%
65 Weeks	34%	38%

WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)	51	54	3	5%

MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance	250.8	433.4	182.6	73%
Provision for Doubtful Accounts (Cost)	484.4	780.7	296.3	61%
Charge offs (more than 90 days past due)	(301.8)	(585.9)	(284.2)	94%

Excess of Allowance for Doubtful Accounts	433.4	628.1	194.7	45%

Excess of Allowance for Doubtful Accts / Net Portfolio	7%	5%

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
	4Q03	4Q04	Change

OPERATIONAL AND FINANCIAL RATIOS

SAME-STORE INFORMATION	For the Quarter

Same-Store Contribution Growth :
ELEKTRA	13.1%	-7.1%
BODEGA DE REMATES	197.2%	-2.6%
LATIN AMERICA	54.9%	19.2%
SALINAS Y ROCHA	13.1%	-10.5%

CONSOLIDATED	18.4%	-5.0%

SAME-STORE INFORMATION	Accumulated

Same-Store Contribution Growth :
ELEKTRA	12.5%	0.4%
BODEGA DE REMATES	58.8%	11.4%
LATIN AMERICA	39.3%	28.6%
SALINAS Y ROCHA	6.1%	0.4%

CONSOLIDATED	14.7%	2.8%

ELEKTRA* SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	239,378	237,957
LTM Earnings per Share (1)	5.02	8.06
Earnings per Share	5.02	8.06
LTM Price Earnings Ratio ( P / E ) (1)	0.08	0.08
LTM Firm Value / EBITDA. Ratio ( FV / EBITDA) (2)	5.35	7.88
Price Book Value Ratio ( P / BV )	2.22	3.15
Price of ELEKTRA*	59.50	103.50

(1) Last Twelve Months Net Income
(2) Last Twelve Months EBITDA

	GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
	MILLIONS OF MEXICAN PESOS OF SEPTEMBER 30, 2004 PURCHASING POWER
	4Q03		4Q04		Change

INFRASTRUCTURE

Grupo Elektra

Number of Stores
Elektra Mexico	72%	637	73%	737	100	16%
Elektra Latin America	8%	66	8%	77	11	17%
Bodega de Remates	10%	88	8%	83	(5)	-6%
Salinas y Rocha	10%	88	8%	76	(12)	-14%
Elektricity	0%	-	3%	34	34	n.a.

TOTAL	100%	879	100%	1,007	128	15%

Grupo Elektra

Exhibition Surfece (m2)
Elektra Mexico	72%	464,210	75%	564,307	100,096	22%
Elektra Latin America	8%	52,025	8%	62,786	10,761	21%
Bodega de Remates	7%	46,221	6%	43,673	(2,548)	-6%
Salinas y Rocha	13%	86,041	10%	72,822	(13,219)	-15%
Elektricity	0%	-	1%	7,114	7,114	n.m.

TOTAL	100%	648,497	100%	750,702	102,205	16%

Banco Azteca

Branches
Branches in Grupo Elektra Stores	89%	813	69%	930	117	14%
Independent Branches	1%	8	2%	28	20	250%
Branches in Others	10%	96	29%	397	301	314%

TOTAL	100%	917	100%	1,355	438	48%

Employees
Grupo Elektra Employees	80%	19,433	51%	14,442	(4,991)	-26%
Banco Azteca Employees	19%	4,569	48%	13,609	9,040	198%
Afore Azteca Employees	1%	308	0%	33	(275)	-89%
Seguros Azteca Employees	0%	18	0%	37	19	106%

TOTAL	100%	24,328	100%	28,121	3,793	16%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.